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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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03053405

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III



SEC FILE NUMBER
8-50269

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 ad Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alpine Partners LP

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

100 Union Avenue
(No. and Street)

Cresskill	NJ	07626
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(201) 871-0866
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

757 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The General Partner and Limited Partners
Alpine Partners, L.P.:

We have audited the accompanying statement of financial condition of Alpine Partners, L.P. (a New Jersey limited partnership) as of December 31, 2002, and the related statements of income, changes in partnership capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpine Partners, L.P. as of December 31, 2002, and the results of its operations, the changes in its partnership capital, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 21, 2003



ALPINE PARTNERS, L.P.

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	413,012
Deposits with clearing organizations		684,445
Securities owned, at market value (notes 4 and 7)		70,317,546
Investments, at fair value		14,940,053
Receivables from brokers, dealers, and clearing organizations (note 6)		116,310,605
Dividends and interest receivable		234,811
Other assets		5,390
Total assets	$	202,905,862

Liabilities and Partnership Capital

Liabilities:		
Payable to affiliates (note 3)	$	444,086
Securities sold, not yet purchased, at market value (note 4)		28,901,690
Payables to brokers and dealers (note 6)		42,384,581
Accounts payable, accrued expenses, and other liabilities		38,868
Total liabilities		71,769,225
Partnership capital:		
General partner		1,000
Limited partners		131,135,637
Total partnership capital		131,136,637
Total liabilities and partnership capital	$	202,905,862

See accompanying notes to financial statements.